EXHIBIT 12.1

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges

For the Five Years Ended July 31, 2003

(in thousands, except per share data)

	July 31 1999 (Restated)		July 31 2000 (Restated)		July 31 2001 (Restated)		July 31 2002		July 31 2003
Earnings:

Income before income taxes	$234		$868		694		$1,748		$4,988

Plus interest expense	263		862		1,006		850		1,075

Earnings available for fixed charges	$497		$1,730		$1,700		$2,598		$6,063

Interest expense	$263		$862		$1,006		$850		1,075

Ratio of earnings to fixed charges	1.89	x	2.01	x	1.69	x	3.06	x	5.64	x